Exhibit 3.1

Amendment No. 1 to Amended and Restated Bylaws

of

Calidi Biotherapeutics, Inc.

Article II, Section 2.8 of the Amended and Restated Bylaws of Calidi Biotherapeutics, Inc. shall be amended to read in its entirety as follows:

Section 2.8. Quorum

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the holders of one-third (1/3) in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.9 until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.